

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Tongbo Liu
Chief Executive Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People's Republic of China

> **Re: Sunlands Technology Group**
> **Form 20-F the Fiscal Year Ended December 31, 2019**
> **Filed April 24, 2020**
> **File No. 1-38423**

Dear Mr. Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services